April 12, 2006


via U.S. mail and facsimile to (702) 294-3873

Anders A. Suarez
Chief Financial Officer
Amerityre Corporation
1501 Industrial Road
Boulder City, NV 89005

	RE:	Amerityre Corporation
		Form 10-Q for the quarter ended December 31, 2005

      File No. 0-50053

Dear Mr. Suarez:

      We have reviewed your response letter dated April 6, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the period ended December 31, 2005

Financial Statements

Note 2 - Stock Options

1. We note your response to comments 8 and 9 in our letter dated March 16, 2006 and have the following comments:
* It appears that you intend to apply the modified prospective application transition method pursuant to paragraphs 74 and 75 of SFAS 123(R). Please confirm our understanding.
* Based on your response, it appears that you will restate your interim financial statements to only reflect the fair value of the 625,000 options granted in the first quarter of fiscal 2006. However, it is unclear whether you have also recognized the compensation cost associated with those awards for which the requisite service has not been rendered and are outstanding on or after July 1, 2006. Please clarify whether there were unvested options as of July 1, 2006. If so, please reflect the expense associated with these unvested options in your restated financial statements.
* We remind you to include the disclosures in paragraphs 64, 84, A240 and A241 of SFAS 123(R), as well as those discussed in SAB 107, in your amended filings.
* Please tell us when you intend to disclose the information listed under Item 4.02(a) of Form 8-K.
* Please tell us when you will file your restated Forms 10-Q. We remind you that when you file your restated Forms 10-Q, you should appropriately address the following:
o full compliance with SFAS 154, paragraphs 25 and 26,
o fully update all affected portions of the document, including
MD&A,
o updated Item 4 disclosures should include the following:
* a discussion of the restatement and the facts and circumstances surrounding it,
* how the restatement impacted the CEO and CFO`s original conclusions regarding the effectiveness of their disclosure controls and procedures,
* changes to internal controls over financial reporting, and
* anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
	Refer to Items 307 and 308(c) of Regulation S-K.
o updated certifications.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments. You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3255 if you
have questions regarding these comments.


								Sincerely,



								Nili Shah
								Branch Chief
Mr. Anders A. Suarez
Amerityre Corporation
April 12, 2006
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE